SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 28 September 2018

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Sterling Equivalent - Interim Dividend dated 18 September 2018
99.2	Holding(s) in Company dated 19 September 2018

Exhibit No: 99.1

18 September 2018

InterContinental Hotels Group PLC ("IHG")

Interim Dividend - Pounds Sterling Amounts Payable

On 7 August 2018, the Board of IHG announced an Interim Dividend of 36.3 cents per ADR and that the corresponding amount in Pence Sterling per ordinary share would be announced on 18 September 2018.

The Pound Sterling amounts payable in respect of the Interim Dividend has been determined with reference to the average of the market exchange rates on the three working days commencing 13 September 2018, using the WM/Reuters closing midpoint spot rate as at 4:00pm (London time), resulting in an applicable exchange rate of £1 :US$1.3110.

Accordingly, the Pounds Sterling amount payable to Shareholders in relation to the Interim Dividend will be 27.7 pence per ordinary share.

For further information please contact:

Investor Relations (Catherine Dolton, Matthew Kay):        +44 (0)1895 512176 Mobile: +44 (0) 7583 146901
Media Relations (Yasmin Diamond, Mark Debenham):     +44 (0)1895 512097 Mobile: +44 (0) 7527 424046

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN®Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™ Hotels, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, avid™ hotels, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,400 hotels and 810,000 guest rooms in almost 100 countries, with nearly 1,800 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 375,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg andwww.youtube.com/ihgplc.

Exhibit No: 99.2

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedi:		InterContinental Hotels Group PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Details of person subject to the notification obligation
Name		Fiera Capital Corporation
City and country of registered office (if applicable)		Montreal, Québec; Canada
4. Full name of shareholder(s) (if different from 3.)
Name		Same as 3.
City and country of registered office (if applicable)		Same as 3.
5. Date on which the threshold was crossed or reached:		September 14, 2018
6. Date on which issuer notified (DD/MM/YYYY):		September 18, 2018
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer
Resulting situation on the date on which threshold was crossed or reached	5.07%		5.07%	9,662,767
Position of previous notification (if applicable)	4.06%		4.06%	7,707,008

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights			% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)		Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BD8QVH41			9,662,767		5.07%

SUBTOTAL 8. A	9,662,767			5.07%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdate		Exercise/Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

			SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity(please add additional rows as necessary)
X
Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BNPP IP BELGIUM - G.A. FUND	N/A	N/A	N/A
OIL INVESTMENT CORP OICL	N/A	N/A	N/A
CR BNC FONDS PRINCIPAL US	N/A	N/A	N/A
COAST CONSERVATION ENDOW	N/A	N/A	N/A
FONDS FIERA ACTIONS	N/A	N/A	N/A
FIERA INTERNATIONAL EQUITY	N/A	N/A	N/A
837 FDS DIV EQUILIBRE INTL	N/A	N/A	N/A
867 ACTIONS MONDIALES BNC	N/A	N/A	N/A
838 FDS DIV. CROISSANCE BNC	N/A	N/A	N/A
836 DIV.PONDERE BNC	N/A	N/A	N/A
FONDS ACTIONS	N/A	N/A	N/A
FONDS DE PLACEMENT DU	N/A	N/A	N/A
DUFF & PHELPS (LUXEMBOURG)	N/A	N/A	N/A
FONDS DESJARDINS ACTIONS	N/A	N/A	N/A
FIERA CAP GLOBAL EQUITY FUND	N/A	N/A	N/A
FONDS FIERA ACTIONS	N/A	N/A	N/A
CHICAGO LABORERS' AND	N/A	N/A	N/A
MICROSOFT RUSSELL	N/A	N/A	N/A
RUSSELL INVESTMENT	N/A	N/A	N/A
RIL STICHTING	N/A	N/A	N/A
RIL ALGEMEEN PENSIOENFONDS	N/A	N/A	N/A
RIC V RUSSELL GSEO FUND	N/A	N/A	N/A
RIM NATIONAL PENSION SCHEME	N/A	N/A	N/A
RUSSELL WORLD EQUITY FUND	N/A	N/A	N/A
RUSSELL (RCCF AND RIC) -	N/A	N/A	N/A
RUSSELL INVESTMENTS RIC PLC	N/A	N/A	N/A
J.C. PENNEY CORPORATION	N/A	N/A	N/A
RIC II PLC RUSSELL	N/A	N/A	N/A
RIC PLC RUSSELL INVESTMENTS	N/A	N/A	N/A
STATE OF IDAHO ENDOWMENT	N/A	N/A	N/A
NEW YORK CITY EMPLOYEES	N/A	N/A	N/A
THE TEACHERS RETIREMENT	N/A	N/A	N/A
THE NEW YORK CITY FIRE	N/A	N/A	N/A
NEW YORK CITY BOARD OF	N/A	N/A	N/A
HUNTINGTON INGALLS	N/A	N/A	N/A
FIERA GLOBAL EQUITY FUND	N/A	N/A	N/A
FONDS FIERA SCEPTRE	N/A	N/A	N/A
FIERA CAPITAL FONDS	N/A	N/A	N/A
FIERA CAPITAL INTERNATIONAL	N/A	N/A	N/A
TENNESSEE CONSOLIDATED	N/A	N/A	N/A
PUBLIC EMPLOYEE RETIREMENT	N/A	N/A	N/A
AON HEWITT CIT - FIERA	N/A	N/A	N/A
AON HEWITT GROUP TRUST	N/A	N/A	N/A
MARSHFIELD CLINIC SALARY	N/A	N/A	N/A
CAISSE DE RETRAITE	N/A	N/A	N/A
FIDUCIE GLOBALE DU R.B.A.	N/A	N/A	N/A
LONDON LIFE BALANCED FUND	N/A	N/A	N/A
CAISSE PRIVE	N/A	N/A	N/A
GOLDMAN SACHS NON-US EQUITY	N/A	N/A	N/A
GOLDMAN SACHS NON-US EQUITY	N/A	N/A	N/A
FIERA GLOBAL EQUITY FUND -	N/A	N/A	N/A
INTERNATIONAL EQUITY	N/A	N/A	N/A
INTERNATIONAL EQUITY	N/A	N/A	N/A
GLOBAL EQUITY LONG-ONLY	N/A	N/A	N/A
FIERA ASSET MANAGEMENT USA	N/A	N/A	N/A
FIERA CAPITAL GLOBAL EQUITY	N/A	N/A	N/A
LORTRON HOLDING CORP.-GLOBAL	N/A	N/A	N/A
FIERA CAPITAL GLOBAL EQUITY	N/A	N/A	N/A
FIERA CAPITAL INTERNATIONAL	N/A	N/A	N/A

10. In case of proxy voting, please identify:
Name of the proxy holder		N/A
The number and % of voting rights held		N/A
The date until which the voting rights will be held		N/A

11. Additional information
Nicolette Henfrey Deputy Company Secretary & Head of Corporate Legal InterContinental Hotels Group PLC 01895 512 000

Place of completion	Denham, United Kingdom
Date of completion	September 19, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	28 September 2018